Exhibit 99.1

Theratechnologies Inc.

Interim Consolidated Financial Statements

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars)

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(Unaudited)

(in thousands of Canadian dollars)

	Note	As at May 31, 2014	As at November 30, 2013
		$	$
Assets

Current assets
Cash		310	967
Bonds		40	99
Trade and other receivables		148	489
Tax credits and grants receivable	7	4,170	—
Inventories	8	10,134	10,995
Prepaid expenses		904	404
Derivative financial assets		145	106

		15,851	13,060

Non-current assets
Bonds		5,202	11,287
Property and equipment		253	281
Intangible assets	9	15,919	216

		21,374	11,784

Total assets		37,225	24,844

Liabilities

Current liabilities
Accounts payable and accrued liabilities		5,914	3,371
Current portion of long-term obligation	10	2,472	—
Deferred revenue		6	1,279

		8,392	4,650

Non-current liabilities
Deferred revenue		—	1,492
Long-term obligation	10	12,767	—
Other liabilities		158	174

		12,925	1,666

Total liabilities		21,317	6,316

Equity
Share capital		280,872	280,872
Contributed surplus		8,272	8,232
Deficit		(273,368)	(270,841)
Accumulated other comprehensive income		132	265

		15,908	18,528

Total liabilities and equity		37,225	24,844

Contingent liability	12
Commitments	13
Subsequent event	17

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(in thousands of Canadian dollars, except per share amounts)

			For the three-month periods ended May 31,		For the six-month periods ended May 31,
	Note		2014	2013	2014	2013
			$	$	$	$
Revenue
Sale of goods			—	996	675	1,447
Research services – Up-front payments and initial technology access fees	4		2,450	463	2,770	927
Royalties and licence fees			(57)	872	620	1,756

			2,393	2,331	4,065	4,130

Operating expenses
Cost of sales
Cost of goods sold			—	864	600	1,262
Unallocated production costs			14	201	1,039	471

			14	1,065	1,639	1,733
Research and development expenses, net of tax credits of nil (2013 – $28) for the three-month period and nil (2013 – $56) for the six-month period			2,121	1,791	3,417	3,246
Selling and market development expenses	5		2,148	69	3,527	131
General and administrative expenses			1,370	906	2,340	1,873
Restructuring costs			—	—	—	(3,093)

			5,653	3,831	10,923	3,890

Profit (loss) from operating activities			(3,260)	(1,500)	(6,858)	240

Finance income	6		123	166	228	326
Finance costs	6		46	(31)	13	(71)
Federal investment tax credits	7		4,110	—	4,110	—

			4,279	135	4,351	255

Profit (loss) before income taxes			1,019	(1,365)	(2,507)	495
Income tax expense			(12)	(17)	(20)	(17)

Net profit (loss) for the period			1,007	(1,382)	(2,527)	478

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets, net of tax			(18)	(67)	(43)	(39)
Net change in fair value of available-for-sale financial assets transferred to net profit (loss), net of tax			(65)	(49)	(90)	(70)

			(83)	(116)	(133)	(109)

Total comprehensive income (loss) for the period			924	(1,498)	(2,660)	369

Basic and diluted earnings (loss) per share	11b	)	0.02	(0.02)	(0.04)	0.01

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(Unaudited)

For the six-month periods ended May 31, 2014 and 2013

(in thousands of Canadian dollars)

			2014
			Share capital				Unrealized gains (losses) on available- for-sale financial assets*
	Note		Number of shares	Amount	Contributed surplus	Deficit		Total
				$	$	$	$	$
Balance as at November 30, 2013			61,010,603	280,872	8,232	(270,841)	265	18,528

Total comprehensive income for the period
Net loss for the period						(2,527)	—	(2,527)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax						—	(43)	(43)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax						—	(90)	(90)

Total comprehensive loss for the period						(2,527)	(133)	(2,660)

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	11a	)	—	—	40	—	—	40

Total contributions by owners			—	—	40	—	—	40

Balance as at May 31, 2014			61,010,603	280,872	8,272	(273,368)	132	15,908

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statement of Changes in Equity, Continued

(Unaudited)

For the six-month periods ended May 31, 2014 and 2013

(in thousands of Canadian dollars)

			2013
			Share capital				Unrealized gains (losses) on available- for-sale financial assets*
	Note		Number of shares	Amount	Contributed surplus	Deficit		Total
				$	$	$	$	$
Balance as at November 30, 2012			61,010,603	280,872	8,158	(266,786)	426	22,670

Total comprehensive income for the period
Net profit for the period						478	—	478
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax						—	(39)	(39)
Net change in fair value of available-for-sale financial assets transferred to net profit, net of tax						—	(70)	(70)

Total comprehensive income for the period						478	(109)	369

Transactions with owners, recorded directly in equity
Share-based compensation for stock option plan	11a	)	—	—	42	—	—	42

Total contributions by owners			—	—	42	—	—	42

Balance as at May 31, 2013			61,010,603	280,872	8,200	(266,308)	317	23,081

*	Accumulated other comprehensive income

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of Canadian dollars)

			For the three-month periods ended May 31,		For the six-month periods ended May 31,
	Note		2014	2013	2014	2013
			$	$	$	$
Cash flows from

Operating activities
Net profit (loss) for the period			1,007	(1,382)	(2,527)	478
Adjustments for
Depreciation of property and equipment			14	25	28	67
Amortization of intangible assets	9		144	—	144	—
Gain on disposal of property and equipment			—	(60)	—	(60)
Change in deferred revenue			(2,454)	(466)	(2,765)	(922)
Share-based compensation for stock option plan	11a	)	21	29	40	42
Income tax			12	17	20	17
Writedown of inventories	8		—	—	936	192
Lease inducements and amortization			(8)	(7)	(16)	(26)
Change in fair value of derivative financial assets			(2)	54	(58)	9
Change in fair value of liability related to deferred stock unit plan			1	(53)	62	3
Change in fair value of derivative financial liabilities	6		—	13	—	15
Interest income			(58)	(117)	(138)	(256)
Interest received			74	180	202	439
Accretion expense	6		170	—	170	—
Unrealized foreign currency gain on long-term obligation			(166)	—	(166)	—

			(1,245)	(1,767)	(4,068)	(2)

Changes in operating assets and liabilities
Trade and other receivables			145	(835)	337	(513)
Tax credits and grants receivable			(4,170)	(28)	(4,170)	(56)
Inventories			(131)	579	(75)	(164)
Prepaid expenses			(462)	(313)	(500)	(92)
Accounts payable and accrued liabilities			2,389	398	2,697	(523)
Provisions			—	(2,105)	—	(5,605)

			(2,229)	(2,304)	(1,711)	(6,953)

Cash flows used in operating activities			(3,474)	(4,071)	(5,779)	(6,955)

Investing activities
Acquisition of intangible assets			(487)	—	(828)	—
Proceeds from sale of property and equipment			—	60	—	60
Proceeds from sale of bonds			4,034	4,335	5,927	5,836
Prepayment of derivative financial assets			—	—	—	(50)
Proceeds from disposal of derivate financial assets			—	—	23	—

Cash flows from investing activities			3,547	4,395	5,122	5,846

Net change in cash for the period			73	324	(657)	(1,109)

Cash – Beginning of period			237	79	967	1,512

Cash – End of period			310	403	310	403

See note 14 for other information.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

1	The reporting entity and its future operations

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy ageing and improved quality of life.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Quebec) and is domiciled in Quebec, Canada. The Company is located at 2310 Alfred-Nobel Boulevard, Montréal, Quebec H4S 2B4.

The Company’s ability to generate revenue is currently solely based on the commercialization of EGRIFTATM in the United States.

On December 13, 2013, the Company announced that it had reached an agreement with EMD Serono, Inc. (“EMD Serono Termination Agreement”) to regain all rights under the EMD Serono Agreement, including commercialization rights for EGRIFTATM in the United States. The closing of the transaction occurred on May 1, 2014. Operations of the Company have significantly changed upon the completion of the EMD Serono transaction which may impact the risk profile of its cash flows, and the contractual obligation with respect to the early termination fee (note 10 long-term obligation) will increase the Company’s liquidity risk and may require additional funding.

During the last fiscal year, the Company experienced manufacturing difficulties at its third-party manufacturer, which led to shortages of EGRIFTATM and negatively impacted sales and operating results. Thereafter, the Company resumed manufacturing. On February 14, 2014, the manufacturing difficulties resurfaced. The Company ceased manufacturing again and there is no longer any inventory available. As a result of the manufacturing difficulties, the Company undertook to carry out work to evaluate its current manufacturing process. A plan has been developed based upon temporarily reverting to the initial presentation of EGRIFTATM (1 mg vial), which was problem free during the first two years of marketing the product. In June 2014, one batch of EGRIFTATM in the 1 mg presentation has been produced, which is currently undergoing routine testing. While it is supplying market demand with the 1 mg presentation, the Company will continue to improve its 2 mg production cycle. Once it has confidence that the cycle is robust, the approval of the FDA to bring the 2 mg presentation back to market will be sought. The Company currently has sufficient funding to offset the interruption it is experiencing in its revenue stream. If, however, the Company encounters significant delays in re-establishing the supply chain, it may require additional funds in the next 12 months in order to meet its obligations and sustain operations.

These circumstances could result in a material uncertainty that could cast significant doubt about the Company’s ability to continue as a going concern.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

The consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. If the going concern assumption were not appropriate for these financial statements, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

2	Basis of preparation

Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2013 and the notes thereto. These interim financial statements have not been reviewed by the Company’s auditors.

These interim financial statements were authorized for issue by the Company’s Audit Committee on July 8, 2014.

Summary of accounting policies

Except as described below, the accounting policies applied in these interim consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended November 30, 2013.

Intangible assets

Commercialization rights

Commercialization rights acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. They are amortized at fixed rates based on their estimated useful life of 111 months on the straight-line basis.

The amortization method and useful life of intangible assets are reviewed every year and adjusted as required.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

Financial liabilities

The Company has classified its long-term obligation as other financial liabilities. Financial liabilities are initially recognized on the date on which they originate at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Basis of measurement

The Company’s interim financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in note 2 to the annual consolidated financial statements as at November 30, 2013 except:

There are assumptions and estimations uncertainties with respect to the determination of the useful life and the determination of the fair value of the long-term obligation (note 10).

Functional and presentation currency

These interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

3	Changes in accounting policies

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation: Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated statements of an entity. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s interim financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 became effective December 1, 2013. The adoption of this standard had no impact on the Company’s interim financial statements.

Amendments to IAS 19, Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. The amendments impact termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and when the entity can no longer withdraw the offer of the termination benefits. The adoption of this standard had no impact on the Company’s interim financial statements.

4	Revenue and deferred revenue

Actelion Pharmaceuticals Canada Inc.

In April 2014, the Company announced that the distribution and licence agreement with Actelion Pharmaceutical Canada Inc. had been terminated by mutual agreement. Consequently, the Company regained all rights under the supply, distribution and licensing agreement entered into in February 2012.

EMD Serono, Inc.

On December 13, 2013, the Company entered into a termination and transfer agreement with EMD Serono, Inc. (EMD Serono Termination Agreement) in order to regain all of the commercialization rights to EGRIFTATM in the United States. The transaction closed on May 1, 2014. The commercialization rights acquired were accounted for as intangible assets.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

As a consequence of the EMD Serono Termination Agreement, the Company will no longer be obligated to develop a new formulation of EGRIFTATM and the related remaining balance in the Company’s deferred revenue account has been included in revenue on the closing date.

5	Selling and market development expenses

		For the three-month periods ended May 31,
	Note	2014	2013
		$	$
Selling and market development expenses		2,004	69
Amortization of intangible assets	9	144	—

		2,148	69

		For the six-month periods ended May 31,
	Note	2014	2013
		$	$
Selling and market development expenses		3,383	131
Amortization of intangible assets	9	144	—

		3,527	131

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

6	Finance income and finance costs

Recognized in net profit (loss):

	For the three-month periods ended May 31,
	2014	2013
	$	$
Interest income	58	117
Net gain on disposal of available-for-sale financial assets	65	49

Finance income	123	166

Accretion expense (note 10)	(170)	—
Bank charges	—	(7)
Net foreign currency gain (loss)	50	(24)
Unrealized foreign currency gain on long-term obligation	166	—
Loss on financial instruments carried at fair value	—	—

Finance costs	46	(31)

Net finance income recognized in net profit (loss)	169	135

	For the six-month periods ended May 31,
	2014	2013
	$	$
Interest income	138	256
Net gain on disposal of available-for-sale financial assets	90	70

Finance income	228	326

Accretion expense (note 10)	(170)	—
Bank charges	(3)	(22)
Net foreign currency gain (loss)	30	(31)
Unrealized foreign currency gain on long-term obligation	166	—
Loss on financial instruments carried at fair value	(10)	(18)

Finance costs	13	(71)

Net finance income recognized in net profit (loss)	241	255

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

7	Federal investment tax credits

The Company settled a dispute with the Canada Revenue Agency in respect of an investment tax credit refund claim related to its 1994 and 1995 taxation years, resulting in a refund of $4,110 ($1,650 of investment tax credit refund and $2,520 in interest less associated fees). This refund was received on July 3, 2014.

The $1,650 of investment tax credit reduces the unused and unrecorded federal tax credits listed in note 11 to the November 30, 2013 consolidated financial statements.

8	Inventories

	As at May 31, 2014	As at November 30, 2013
	$	$
Raw materials	9,476	9,523
Work in progress	—	205
Finished goods	658	1,267

	10,134	10,995

During the six-month period ended May 31, 2014, the Company recorded an inventory provision of $936 on work in progress (2013 – $192), to write down their value to their estimated net realizable value. The net inventory provision of $936 was recorded in cost of sales as unallocated production costs (2013 – $192).

The writedowns in 2014 and 2013 were due to a loss incurred during conversion of raw materials to finished goods.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

9	Intangible assets

Commercialization rights
$
Cost
Balance as at November 30, 2013	216
Additions	15,847

Balance as at May 31, 2014	16,063

Accumulated amortization
Balance as at November 30, 2013	—
Amortization	144

Balance as at May 31, 2014	144

Cost includes the commercialization rights to EGRIFTATM in the United States regained under the terms of the EMD Serono Termination Agreement for an amount of $15,235 (see note 10) and related acquisition costs of $828.

The amortization expense is included in selling and market development expenses.

10	Long-term obligation

2014
$
Early Termination Fee	15,239
Current portion	2,472

Non-current portion as at May 31, 2014	12,767

Under the terms of the EMD Serono Termination Agreement, the Company agreed to pay an early termination fee of US$20,000 (the “Early Termination Fee”) (CDN$21,684) evenly over a five-year period starting on the first anniversary of the closing date.

The obligation is initially recognized at fair value, and is considered Level 3 (see note 16) in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments, discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%. Effective interest rate of 13.5% is calculated annually and accounted for in accretion of the obligation value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

In order to secure the payment of the Early Termination Fee, the Company agreed to grant EMD Serono a security interest on its present and future, corporeal and incorporeal, movable property related to EGRIFTATM until such time as the amount of US$20,000 (CDN$21,684) has been reimbursed in full to EMD Serono. Thereafter, the Company and EMD Serono agreed to reduce the security interest to all present and future, corporeal and incorporeal, movable property related to EGRIFTATM in the United States only to secure the payment of the Royalties.

In addition, the EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Company before November 1, 2015, EMD Serono has the option to accelerate the full payment of the Early Termination Fee and to seek the payment of an amount intended to equal the net present value of the maximum future Royalties. If such change of control occurs after November 1, 2015, EMD Serono has the option to accelerate the payment of all unpaid Early Termination Fee.

Long-term obligation is payable as follows:

	Capital	Accrued interest	Total
	$	$	$
Less than one year	2,302	2,035	4,337
Between one and five years	12,767	4,580	17,347

	15,069	6,615	21,684

11	Share capital

a)	Stock option plan

The Company has established a stock option plan under which it may grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at May 31, 2014, 1,477,472 options were available to be granted by the Company (as at May 31, 2013 – 1,431,636).

All options are to be settled by the physical delivery of the shares.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

Changes in the number of options outstanding were as follows:

	Number of options	Weighted average exercise price per option
		$
Options as at November 30, 2012	1,426,298	4.34
Expired	(15,000)	5.40
Granted	880,000	0.37
Forfeited	(415,461)	5.11

Options as at November 30, 2013	1,875,837	2.30
Granted	125,000	0.50
Forfeited	(138,168)	3.18

Options as at May 31, 2014	1,862,669	2.12

During the six-month period ended May 31, 2014, $40 (2013 – $42) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	For the six-month periods ended May 31,
	2014	2013
Risk-free interest rate	1.97%	1.88%
Expected volatility	82.22%	81.00%
Average option life	7.5 years	8 years
Expected dividends	Nil	Nil
Grant-date share price	$0.39	$0.37
Option exercise price	$0.39	$0.37

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

The following table summarizes the weighted average fair value of stock options granted during the periods ended May 31:

	For the three-month periods ended May 31,
	2014		2013
	Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value
		$		$
Options granted	—	—	50,000	0.22

	For the six-month periods ended May 31,
	2014		2013
	Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value
		$		$
Options granted	125,000	0.36	880,000	0.24

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

b)	Earnings (loss) per share

For the six-month period ended May 31, 2014, the calculation of basic earnings (loss) per share was based on the net profit (loss) attributable to common shareholders of the Company of $(2,527) (2013 – $478), and a weighted average number of common shares outstanding of 61,010,603 (2013 – 61,010,603), calculated as follows:

	For the three-month periods ended May 31,
	2014	2013
Issued common shares as at March 1	61,010,603	61,010,603

Weighted average number of common shares	61,010,603	61,010,603

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

	For the six-month periods ended May 31,
	2014	2013
Issued common shares as at December 1	61,010,603	61,010,603

Weighted average number of common shares	61,010,603	61,010,603

The calculation of diluted earnings per share was based on a weighted average number of common shares calculated as follows:

	For the three-month periods ended May 31,
	2014	2013
Weighted average number of common shares	61,010,603	61,010,603
Effect of potential dilutive share options	22,228	—

Weighted average number of diluted common shares	61,032,831	61,010,603

	For the six-month periods ended May 31,
	2014	2013
Weighted average number of common shares	61,010,603	61,010,603

Weighted average number of diluted common shares	61,010,603	61,010,603

As at May 31, 2014, 1,812,669 options that may potentially dilute earnings per share in the future were not considered in the computation, since the exercise price of these options was higher than the average market price.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

12	Contingent liability

A motion to authorize the institution of a class action was originally filed in July 2010 in the Superior Court of Québec, District of Montreal, entitled 121851 Canada Inc. v. Theratechnologies Inc. et al., Number 500-06-000515-102. The complaint alleged that the Company, a director and a former executive officer violated the secondary market liability provisions of the Securities Act (Québec) by failing to disclose a material change relating to the administration of EGRIFTATM. The plaintiff sought damages on behalf of a class of persons who were shareholders at May 21, 2010 and who sold their common shares on May 25 or 26, 2010. On February 24, 2012, the Superior Court of Québec authorized 121851 Canada Inc. to institute a class action against the Company, a director and a former executive officer. On March 20, 2012, the Company filed a motion seeking permission to appeal this judgement with the Court of Appeal of Québec, District of Montreal, Number 500-09-022519-128, and the hearing took place on January 24, 2013. The Company’s motion was dismissed by the Court on July 17, 2013. An application for leave to appeal the decision issued by the Court of Appeal was filed in November 2013 with the Supreme Court of Canada. Such application was approved by the Supreme Court of Canada on February 20, 2014 and the hearing has been tentatively scheduled for December 1, 2014.

In addition, 121851 Canada Inc. filed another motion in the Superior Court of Québec, district of Montreal, in May 2013, to institute a class action against the Company, a director and a former executive officer. The second motion is based on the same facts and seeks the same conclusion as the first motion except that damages are sought under the Civil Code of Québec instead of the Securities Act (Québec). The parties have agreed to stay this motion until a final decision is issued under the first motion.

The Company intends to contest these class actions and consider them to be without merit. The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of all their duties for the Company.

13	Commitments

a)	Credit facilities

In the second quarter of 2014, the Company terminated its $1,800 revolving credit facility.

b)	Royalties

Under the terms of the EMD Serono Termination Agreement, the Company agreed to pay EMD Serono an increasing royalty (the Royalties) based on annual net sales. The Royalties will be paid until a cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

c)	Post-approval commitments

The Company is responsible for all of the costs of the long-term observational safety study evaluating the safety of long-term administration of EGRIFTATM. The total costs of the study are estimated to average $2,600 per year, over a fifteen-year period. From the beginning of the study until May 31, 2014, $2,366 has been spent on this study. The Company is also responsible for the Phase 4 clinical trial to assess whether EGRIFTATM increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The trial is estimated to cost approximately $20,000. Expenditures to date amount to $6,363.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

14	Other information

The Company entered into the following transactions which had no impact on the cash flows:

	May 31, 2014	November 30, 2013
	$	$
Additions to intangible assets included in accounts payable and accrued liabilities and long-term obligation	15,235	216
Reimbursement of prepayment of derivative financial assets included in trade and other receivables	—	(4)

15	Financial instruments

Overview

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

a)	Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

The following are amounts due on the contractual maturities of financial liabilities as at May 31, 2014 and November 30, 2013:

	May 31, 2014
	Carrying amount	Contractual amount	Less than 1 year	From 1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,914	5,914	5,914	—	—
Long-term obligation	15,239	21,684	4,337	17,347	—

	21,153	27,598	10,251	17,347	—

	November 30, 2013
	Carrying amount	Contractual amount	Less than 1 year	From 1 to 5 years	More than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	3,371	3,371	3,371	—	—

	3,371	3,371	3,371	—	—

c)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily long term debt, sale of goods and expenses incurred in US dollars.

From time to time, the Company enters into forward foreign exchange contracts. No forward foreign exchange contract was in circulation on May 31, 2014 or November 30, 2013.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statements of comprehensive income (loss) to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statement of comprehensive (loss) income. The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its US dollar denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk at the following dates:

May 31, 2014
US$
Cash	158
Accounts payable and accrued liabilities	(3,457)
Long-term obligation	(14,055)

Total exposure	(17,354)

November 30, 2013
US$
Cash	858
Trade and other receivables	408
Accounts payable and accrued liabilities	(1,356)

Total exposure	(90)

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

Cash bears interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and long term debt bear no interest.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

May 31, 2014 and 2013

(in thousands of Canadian dollars, except per share amounts)

16	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

17	Subsequent event

In June 2014, a loss of $92 of materials was incurred related to manufacturing issues.